July 6, 2020

Dear <<First Name>>,

The Oregon wine industry is coming back strong as the “stay-at-home” orders increased enthusiasm for food and wine, fostering record sales in grocery stores and online. Oregon wine is the fastest growing wine region in retail scans in America!

Please join us as a Winery Owner in our new Preferred Stock Offering (NASDAQ: WVVIP).

We are building a new méthode champenoise sparking wine facility in the Dundee Hills where you will enjoy Oregon-inspired hospitality, an aging cellar, and biodynamically grown winegrapes and garden. We are also launching Willamette Wineworks, our first prototype outpost — a microwinery in historic Folsom, California with a unique barrel blending system for creating your own wine blends.

As an Owner, you’ll receive a 25% discount on wine purchases, VIP private winery tours, invitations to Owners-only events and will be a part of sharing the Oregon wine story.

You are eligible to purchase shares at $4.85 per share, offering an annual 4.5% dividend or wine credit with 15% more value, if your application and subscription agreement is received by September 30, 2020 and accepted. The minimum purchase is 350 shares ($1,697.50) and the maximum purchase is 2,300 shares ($11,155.00). Share price will increase to $4.95 after September 30, 2020.

Priority to become an Owner in the winery is being given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. In this way, our winery becomes stronger with each new devoted Owner.

To make an investment, please review the prospectus at wvv.com/ownership or request a copy by contacting the winery. Submit the application and subscription agreement also found at wvv.com/ownership or return a printed copy to 8800 Enchanted Way SE Turner, Oregon 97392. If you have any questions, please call the winery at 503-588-9463 or email stock.offering@wvv.com.

Thank you for joining us in sharing the Oregon wine story,

 Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 10, 2020)
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080

Join us
as a Winery Owner in one of Oregon's leading wineries!

Winery Owners gather at the Groundbreaking Celebration in 2017 to help harvest the first Pinot Noir crop from Bernau Estate Vineyard.

Preferred Stock offered at $4.85 per share, 4.5% annual dividend or wine credit receiving 15% more value ($1,697.50 minimum investment).

Benefits of Preferred Stock Ownership

- Discount of 25% off of wine purchases.
- Complimentary VIP winery tours, by appointment, and a complimentary Blending Experience at Willamette Wineworks®.
- Priority to purchase limited-production wines, new releases, discounted items and wines with personalized labels.
- Personalized winery business cards; the initial set is complimentary upon request.
- Discounted admissions to special events.
- Invitations to Owner-exclusive events.
- Regular email updates on winery developments including seeking Owner feedback and/or involvement.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

Obtain more information and make an investment at wvv.com/ownership or call 503-588-9463.

Jim Bernau, Founder/Winegrower
Willamette Valley Vineyards®
8800 Enchanted Way SE • Turner, OR 97392 • 503-588-9463 • stock.offering@wvv.com

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

WILLAMETTE VALLEY
VINEYARDS

America's Community-Funded Winery

Willamette Valley Vineyards became the first SEC authorized community-funded business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences.

Bernau Estate in the Dundee Hills

Bernau Estate will produce world-class méthode champenoise sparkling wines with an underground aging cellar and biodynamically-farmed vineyard. You will take pride in our sustainable farming practices that create a balanced ecosystem generating healthy soil and elegant wines. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore.

Willamette Wineworks® — Our First Prototype Outpost

Willamette Wineworks, a microwinery located in the Roundhouse building in revitalized Historic Folsom, California features food and wine pairings and a unique Barrel Blending System allowing you to create your own wine blends. Founder Jim Bernau's family in Folsom has brought this idea to life and enabled us to take the Oregon wine story on the road.

Folsom's winemaking history dates back to the mid-1800s with the planting of Natoma Vineyard. In the early 1900s, this vineyard boasted 2,000 acres as one of the largest vineyards in the nation, but when gold was discovered on the property, the vines were replaced with dredgers. Join our dream to reestablish Natoma as a celebrated wine brand in California.

Winery Highlights

World-class Wines Through Shared Ownership

Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim's vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 16,000 owners.

Oregon's Leading Producer of Willamette Valley Appellated Pinot Noir

The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley.

Stewardship of the Land

Since the winery's founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards. Cork is a natural and sustainable product where the cork bark is only peeled every nine years as the tree continues to sequester carbon throughout its long life. Natural cork enclosures reduce a bottle of wine's carbon footprint by 25% (*The Drinks Business*).

WINE *Accolades*

- **2015 Tualatin Estate Pinot Noir: 94 points**
  — *Tastings, Beverage Testing Institute*
- **2016 Estate Pinot Noir: 92 points**
  — *Wine Spectator Magazine*
- **2016 Estate Chardonnay: 93 points**
  — Robert Parker, *The Wine Advocate*
- **2016 Bernau Block Pinot Noir: 93 points**
  — *James Suckling*
- **2016 Méthode Champenoise Brut: Double Gold & Best Sparkling Wine in the Northwest**
  — *SipNW Magazine*
- **2018 Whole Cluster Pinot Noir: 91 points & Editors' Choice** — *Wine Enthusiast Magazine*

Willamette Valley Vineyards
Estate

"One of America's Great Pinot Noir Producers"

— *Wine Enthusiast Magazine*

Whole Cluster
PINOT NOIR

"If you want to see just how seductive Pinot Noir is made in an easy to drink style can be, don't miss this delicious, beautifully made wine... may be the world's most delicious and accessible Pinot." — Robert Parker, *The Wine Advocate*

Wine Spectator

Reaping the Rewards

Senior Editor, Tim Fish, March 31, 2020 Issue

Oregon winemakers deliver an outstanding crop in 2017, the latest in a string of great vintages

Oregon is in the midst of an unprecedented series of outstanding vintages — 2012 through 2017 — and Pinot Noir drinkers are counting their blessings. Not only have the growing seasons cooperated, but the state's epicenter of quality, Willamette Valley, has become a hotbed of new ideas and projects. You can feel the dynamism in the air and taste it in the glass.

That's my conclusion after reviewing 650 wines in blind tastings since my previous report ("Oregon Ascends," March 31, 2019), the vast majority of them from Willamette Valley. Though Pinot Noir remains Oregon's strong suit, there are a number of impressive Chardonnay, Pinot Gris and rosé bottlings included here as well, a sign of the state's growing diversity. The 2017 vintage represents a slight departure from the previous three harvests, with more variability by winery and region, but quality is still exceptionally high, with the year earning an overall rating of 94 points on *Wine Spectator*'s 100-point scale.

Another reason for the state's dynamism is the rising quality of Chardonnay. After years of producing good but conventional versions, Willamette Valley growers and winemakers are fine-tuning, achieving impressive results.

(R-L): Winery Director Christine Clair, Founder Jim Bernau and Jose Herrera on the tractor.

Oregon Wine on the Rise

Although Oregon only produces 1% of the U.S. wine by volume, it earned 20% of *Wine Spectator*'s 90+ rated domestic wines between 2015 and 2017.

- Oregon wine is the fastest growing category at +13% in unit sales.
  Nielsen Data, Total US, 52 weeks ending 3/21/20
- Oregon's growth continues to outperform despite commanding a significantly higher average price per bottle — more than 2x the category average. Oregon wine priced more than $25 is growing at a rate of +6.9% in unit sales.
  IRI, Total US, Origin Oregon, Q1 2020